Exhibit 99.2

Quarterly Commentary

Quarter Ended

March 31, 2016

April 28, 2016

First Quarter 2016 Performance Summary

In the first quarter of 2016, we continued to advance important operating priorities. We maintained our satellite launch schedule and expanded our global broadband service offerings, both important initiatives as we position for future growth. Our first high throughput Intelsat EpicNG SM satellite, Intelsat 29e, entered service in the last days of the first quarter. Intelsat 29e delivers carrier-grade services to fixed and mobile network operators and supports broadband applications for enterprise, aeronautical and maritime mobility service providers and government customers operating throughout the Americas and the North Atlantic region.

First quarter 2016 revenue was $553 million, an 8 percent decline as compared to revenue of $602 million in the first quarter of 2015. Adjusted EBITDA[1] of $418 million declined 11 percent from $470 million as compared to the first quarter of 2015.

Overall, our performance reflects the trends we discussed in our 2016 Guidance issued on February 22, 2016 and confirmed below. These trends include pricing pressure for certain regions and applications, point-to-point telecommunications infrastructure services reaching end of lifecycle and limited new U.S. government opportunities compounded with continued currency challenges in certain countries. These trends will pressure our revenue performance until new marketable inventory from our four 2016 satellite launches enters service over the course of this year.

Contracted backlog at March 31, 2016 was $9.3 billion, representing expected future revenue under existing contracts with customers, compared to $9.4 billion at December 31, 2015. At over 4.0 times trailing 12 months revenue (from April 1, 2015 to March 31, 2016), our backlog remains sizable and a solid foundation for predictable cash flow and investment in our business.

Intelsat S.A.

Quarterly Commentary

1Q 2016

2016 Operational Priorities: Expand Service Offerings to Drive Differentiation and Accelerate Adoption of High Throughput Satellite Services

We are pursuing five operational priorities as we position for growth. Our strategy is centered on continuing to provide infrastructure to our current sectors, such as media, network services and government, but with an emphasis on services and innovative technologies that will position us to compete for approximately $3.1 billion in incremental revenue opportunity through 2021 for sustainable, new applications with high traffic volumes and that feature attractive growth rates. The applications comprising this growth opportunity include broadband for enterprise, wireless infrastructure, Internet of Things (“IoT”), and commercial aeronautical and maritime mobility and government.

Progress on Our 2016 Operational Priorities:

•	Maintain our design, manufacturing and launch schedule for the next generation Intelsat EpicNG fleet and other satellites in our plan to ensure availability of new, differentiated inventory to drive revenue growth;

•	Intelsat 29e entered service late in the first quarter, and individual customer testing has begun while other customers begin to transition services onto the new satellite. We expect to begin recognizing incremental revenue by mid-quarter. In-orbit performance testing has exceeded our design specifications, particularly with respect to efficiency. Tests on next generation networking platforms indicate that throughput improvements of up to 2.5 times above as compared to wide beam capacity and current platforms. Efficiency is important to our customers, as it provides them with more throughput per unit of capacity. We designed our Intelsat EpicNG capacity to optimize higher throughput per user terminal as compared to other high throughput satellite (“HTS”) designs. This differentiates our services as well as improves our customers’ business cases for pursuing new, high volume applications.

•	The balance of our 2016 launch program remains largely on-track, with only a slight in-service delay of three weeks for one of our satellites. Launch provider ILS notified us that Intelsat 31 is now scheduled to launch on May 28, 2016, delaying its in-service date and revenue start to early in the third quarter (see table below for our complete launch plan).

•	Since February 22, 2016, Intelsat has signed nine additional Intelsat EpicNG agreements with customers, spanning applications including mobility, enterprise and fixed and wireless infrastructure and featuring a long-term, global commitment from aeronautical broadband leader Gogo. Of the total megahertz contracted during this period, substantially all is incremental business. Contract terms on the Intelsat EpicNG satellites continue to be favorable, with the average contract length ranging from five to six years, longer than that of the average fleet-wide network services contract.

Intelsat S.A.

Quarterly Commentary

1Q 2016

•	Drive innovation to create next generation solutions, including collaborating with ground technology manufacturers and other partners to ensure optimized performance, economics and simplified access for Intelsat EpicNG for applications including broadband infrastructure, mobility, government, media and enterprise solutions;

•	Intelsat signed a contract to become the first customer for the Orbital ATK new satellite life extension service known as the Mission Extension Vehicle-1 (“MEV-1”). MEV-1 is scheduled to begin its mission extension service for Intelsat in 2019, providing additional lifespan to an existing in-orbit satellite that is not yet identified. The mission extension service provides additional flexibility for healthy in-orbit assets. This positions us to be more responsive to our customers, such as by extending the life of a healthy satellite so that it can be deployed for a late-breaking opportunity at another orbital location or maintaining service continuity before the arrival of new technology.

•	Develop application-specific capacity and new service offerings that support the growth objectives of our customers across our business in the media, network services and government sectors, including mobility applications, and invest in our video neighborhood orbital locations to support long-term growth goals;

•	In June 2015, Intelsat entered into the INDIGO public / private partnership with the European Space Agency and Newtec. The projects are designed to foster innovation through the combination of the Intelsat EpicNG satellite platform and Newtec’s Dialog technology. A pilot program is currently under way for two customers using our managed broadband services. Applications include a country-wide government network in South America and a global enterprise network for a leading non-governmental organization (“NGO”) spanning Africa, Asia and the Americas.

•	Maintain our leadership in government services, focusing on government projects that require end-to-end network responsibilities and complex network support, improving our value proposition to government customers seeking affordable solutions from a trusted commercial provider;

•	Our subsidiary, Intelsat General Corporation (“Intelsat General”), is focused on three areas in terms of serving the U.S. government:

•	Mobility applications, particularly support of airborne and ground mobile initiatives;

•	Commercialization of military operations, such as flight operations for government owned satellites; and

•	Support of development and concepts for next generation capabilities, such as the mix of commercial and government owned space resources.

Intelsat S.A.

Quarterly Commentary

1Q 2016

•	Optimize use of our spectrum rights and global presence to maximize market access and continuity, particularly in attractive regions, while maintaining investment discipline;

•	We are beginning to prepare for the first half of 2017 launch of our Intelsat EpicNG payload known as Intelsat 32e, which will be included on a satellite being launched by a Latin America provider of Direct-to-Home (“DTH”) television services, to our orbital location at 317°East. The payload supports our growth in the mobility sector in the highly trafficked North Atlantic region, where we are layering high throughput Ku-band services and infrastructure for aeronautical and maritime applications.

Q1 2016 Business Highlights and Customer Set Performance

All 2016 comparisons are to 2015 unless noted otherwise

Network Services

Network Services revenue was $228 million in the first quarter of 2016, a $49 million, or 18 percent, decrease to the prior year quarter. The largest contributor to the decline was pricing pressure on renewing and new business, reflecting the competitive environment, and price reductions related to currency fluctuations primarily in Brazil and Russia. The decline also reflects the expected, and previously disclosed, conclusion of the channel service type and reduced renewals of point-to-point trunking services.

First Quarter Network Services Highlights and Business Trends:

Commitments for our next generation Intelsat EpicNG fleet continue to build, with agreements covering the mobility, enterprise and telecom infrastructure sectors. In many cases, our solutions use multiple satellites within our fleet—Intelsat EpicNG as well as others—as our customers enhance their capabilities using the Intelsat Globalized Network. Contracts signed in the first quarter include:

•	Leading aeronautical broadband services provider Gogo signed a long-term, multi-satellite agreement with Intelsat using Intelsat’s Globalized Network. Gogo will utilize the global footprint of the resilient Intelsat EpicNG infrastructure to expand its in-flight entertainment and broadband service to cover the North Atlantic, Europe, Middle East, Asia and the Pacific Ocean. The solution includes use of Intelsat EpicNG satellites Intelsat 32e, Intelsat 33e and Horizons 3e and up to eight other Intelsat satellites.

In 2019, Gogo’s 2Ku system will begin to access our shared GEO/LEO network, an evolving service architecture that will incorporate the best features of Intelsat GEO and OneWeb LEO HTS capacity as the complete Intelsat EpicNG and OneWeb systems deploy. When the network is fully implemented, Gogo’s 2Ku system will be able to dynamically route traffic across the fully global 10 Tbps shared network based on coverage, latency, throughput and other performance criteria.

•	Large customers in the Latin America region continue to build out wireless, enterprise and mobility broadband services using our infrastructure, as reflected in the following portfolio

Intelsat S.A.

Quarterly Commentary

1Q 2016

renewals. During the quarter, Intelsat renewed and expanded its relationship with Telefonica across several of its companies operating in Latin America, including Telefonica Larga Distancia Chile, Telefonica del Peru, and Colombia Telecomunicaciones S.A. E.S.P. The large multi-satellite, multi-transponder portfolio renewal includes services on five Intelsat satellites, including Intelsat 29e. Applications include enterprise networking, government, and wireless infrastructure.

Enterprise networks - large private data networks that use satellite solutions because of geographic reach, efficient broadcast transmissions and reliability - represent one of the largest applications within our network services business. Industry sources such as Northern Sky Research (“NSR”) forecast that enterprise networks will become a $2.9 billion application by 2021, an expected compound annual growth rate of 4 percent. Enterprise contracts signed during the quarter include:

•	General Communications, Inc. (“GCI”), the largest telecommunications company in Alaska, signed a new multi-year agreement for capacity on Intelsat’s Horizons 1 and Galaxy 18 satellites with in-orbit protection. GCI will use Intelsat’s satellite services for corporate network infrastructure that will provide telephony, high speed internet and video services across Alaska, particularly in the more remote and underserved areas.

•	Verizon renewed and expanded its portfolio of Intelsat services under a multi-year, multi-satellite agreement. Verizon will use multiple transponder services on Galaxy 18 and Galaxy 28 to serve an array of broadband VSAT corporate networks across North America and Intelsat 10-02 services across Africa.

Intelsat provides essential communications infrastructure, particularly in regions where reliability and flexibility is required. Intelsat continues to provide services to many customers with whom relationships date back to the INTELSAT Treaty period, when the company was an intergovernmental organization.

•	Empresa de Telecomunicaciones de Cuba S.A. (“ETECSA”), the telecommunications service provider for Cuba, signed a multi-year commitment for managed services using our capacity on Intelsat 905, providing network infrastructure for communities and businesses throughout Cuba.

On a global basis, growth opportunities for our network services business include increased demand for aeronautical mobility, IoT and maritime mobility applications, and high throughput capacity for fixed and mobile broadband applications for telecommunications providers and enterprise networks. On a combined basis, these applications are expected to grow from a $4 billion opportunity in 2015 to a $7 billion opportunity in 2021. In addition to Intelsat 29e, which entered service in first quarter, in the next 15 months, we expect to access new inventory from two other satellites entering service: Intelsat 33e and Intelsat 32e.

Intelsat S.A.

Quarterly Commentary

1Q 2016

Media

Media revenue was $212 million in the first quarter of 2016, a $13 million, or 6 percent, decrease to the prior year quarter. Revenue declines were primarily related to the previously reported transition of some of the U.S. media customers to new compression standards, which resulted in reduced volume; lower sales outside of North America; renewals of certain long-term contracts to current market rates; and the impact of currency fluctuations in Brazil and Russia. As compared to the fourth quarter of 2015, media revenue pricing declined due to lower occasional use traffic and reduced volume outside of North America.

First Quarter Media Highlights and Business Trends:

Business in the quarter was driven primarily by renewing contracts related to Intelsat’s media distribution neighborhoods in Asia, Europe and Latin America. Our video neighborhoods provide excellent value and represent differentiated capacity that delivers millions of viewers to content owners. The value of our video neighborhoods remains solid with strong demand, reflecting our ability to deliver maximum audience for content owners.

•	As the demand for content in Latin America and Asia grows, Turner, a division of Time Warner, has extended its long-term, multi-transponder commitments on three of Intelsat’s most powerful video distribution neighborhoods: Intelsat 11, Intelsat 21 and Intelsat 20.

•	Content owners and distributors seeking to maximize their potential audience in the Africa and Indian Ocean regions are committed to Intelsat’s powerful distribution neighborhoods. IndiaSign, a leading satellite broadcast provider in India, signed a long-term agreement for broadcast distribution services on Intelsat 20 and Intelsat 17, Intelsat’s premier neighborhoods serving Asia, Africa and the Indian Ocean Region. Network18, India’s biggest media player in the digital and traditional TV space operating in news and entertainment genres, also renewed with a long-term commitment on Intelsat 20.

Given the high fill rates on our most popular video neighborhood satellites, the next growth catalyst for our media business is the launch of Intelsat 31. This satellite is scheduled to enter service early in the third quarter of 2016, has a customized Ku-band payload in support of DIRECTV® Latin America. In the third quarter of 2016, we also plan to launch Intelsat 36 which supports growth for our South Africa DTH neighborhood at 68.5ºEast. This satellite is scheduled to enter service in the fourth quarter of 2016.

Intelsat S.A.

Quarterly Commentary

1Q 2016

Government

Sales to government customers generated revenue of $104 million in the first quarter of 2016, a $9 million, or 9 percent, increase as compared to the prior year quarter. The quarterly result included a modest non-recurring hardware sale.

Revenue increases were weighted more heavily to off-network services, inclusive of the above referenced hardware sale. The current portion of on-network services as a percentage of total government revenue is 54 percent, as compared to the first quarter of 2015, when the portion was 57 percent.

First Quarter Government Highlights and Business Trends:

Stability in this sector is demonstrated by Intelsat General’s attractive renewal rates on the provision of commercial satellite services to the U.S. government, although some pricing pressure is expected as the procurement authorities increasingly use a ‘lowest price, technically acceptable’ format for bids.

•	Our pursuit of a global contract for the U.S. Navy, known as the Commercial Broadband Satellite Program (“CBSP”) Satellite Services Contract (“CSSC”), which is the replacement for a contract we currently provide, is still active. On April 1, 2016, we submitted a revised proposal for the re-issued procurement.

As of first quarter 2016, our government business is stable, but our revenue trajectory over the balance of 2016 is highly dependent upon the outcome of the above referenced CSSC contract and the degree to which temporary extensions are contracted by the customer. We believe that our business activity in this customer set reflects the current tempo of our end-customers’ operations. Still, visibility remains limited, with the pace of RFP issuance and subsequent awards remaining slow. Over the mid-term, our strategy to grow this business includes providing mobility services to the U.S. government for aeronautical and ground mobile requirements, especially as our next generation Intelsat EpicNG services are activated. We are also positioning to provide satellite-related operations support as the government considers commercialization of certain satellite operations capabilities.

Intelsat S.A.

Quarterly Commentary

1Q 2016

Fleet and Operations Update

The station-kept 36 MHz equivalent unit count was approximately 2,125 at the end of the first quarter of 2016, reflecting the move of Intelsat 1R during the period. Utilization was at 75 percent, reflecting a slight decline primarily related to mobility applications. Because we will report our high throughput Intelsat EpicNG capacity separately, the transponder unit count and fill rate excludes the 250 units of high throughput capacity related to our first Intelsat EpicNG satellite, Intelsat 29e, which entered service at the end of the first quarter.

Intelsat currently has seven satellites in the design and manufacturing stages that are covered by our capital expenditure plan. In addition, we are working on three other satellites, including two custom payloads being built on third-party satellites and a joint venture satellite.

We currently expect to launch three additional satellites in 2016. Our next launch is Intelsat 31, the second of two satellites being used primarily by DIRECTV® Latin America, which is scheduled to launch on a Proton launcher on May 28, 2016.

Our satellites and third-party payloads and joint venture projects currently in the design and manufacturing stages are noted below.

Satellite	Follows	Orbital Location	Launch Provider	Estimated Launch Date	Estimated In-Service Date	Application
Intelsat 31	New	95°W	Proton	2Q16	3Q16	DTH
Intelsat 36	New	68.5°E	Arianespace Ariane 5	3Q16	4Q16	DTH & Media
Intelsat 33e	IS-904	60°E	Arianespace Ariane 5	3Q16	4Q16	Broadband Infrastructure
Intelsat 35e	IS-903	325.5°E	SpaceX Falcon 9	2Q17	2018	Broadband & Media
Intelsat 37e	9-series Replacement	TBD	Arianespace Ariane 5	2H17	2018	Broadband Infrastructure
Traditional	9-series Replacement	TBD	Not Yet Assigned	2018	2019	Broadband Infrastructure
EpicNG class	10-series Replacement	TBD	Not Yet Assigned	2019	2020	Broadband & Media

Non-Capex Satellite	Follows	Orbital Location	Launch Provider	Estimated Launch Date	Estimated In-Service Date	Application
Intelsat 32e	New	316.9°E	Arianespace Ariane 5	1Q17	2Q17	Broadband Infrastructure
Intelsat 38	IS-904, G-11	45°W	Arianespace Ariane 5	2018	2018	Broadband & Media
Horizons 3e	IS-8, IS-805	169°E	Not Yet Assigned	2018	2019	Broadband Infrastructure

Intelsat S.A.

Quarterly Commentary

1Q 2016

First Quarter 2016 Financial Performance

Cash Flows

During the first quarter of 2016, net cash provided by operating activities was $353 million. Cash paid for interest in the first quarter was $62 million, net of $27 million which was capitalized. Under existing debt agreements, Intelsat makes significantly heavier interest payments in the second and fourth quarters as compared to the first and third quarters of the year.

Capital expenditures were $227 million, resulting in free cash flow used in operations1 of $126 million for the first quarter of 2016.

Our ending cash balance at March 31, 2016 was $1,515 million.

Intelsat S.A.

Quarterly Commentary

1Q 2016

Capital Markets and Debt Transactions

On March 29, 2016, the company completed an offering of $1.25 billion aggregate principal amount of the 8.0% Senior Secured Notes due 2024 of our subsidiary, Intelsat Jackson Holdings S.A. (“Intelsat Jackson”). The net proceeds from this offering have been, and are expected to be used for general corporate purposes, which may include repayment of indebtedness, capital expenditures and working capital and to pay fees and expenses related to the offering. A portion of the net proceeds was used to prepay in full all remaining outstanding amounts under the Intercompany Loan described below.

During the third quarter of 2015, Intelsat Jackson declared and paid a dividend of $360 million in cash to its parent, Intelsat (Luxembourg) S.A. (“Intelsat Luxembourg”), also one of our subsidiaries. Subsequent to the payment of the dividend, a subsidiary of Intelsat Luxembourg loaned an aggregate principal amount of $360 million to Intelsat Jackson (the “Intercompany Loan”) pursuant to a promissory note. During the first quarter of 2016, Intelsat Jackson prepaid in full all remaining outstanding amounts under the Intercompany Loan.

As of March 31, 2016, Intelsat Jackson had $436.5 million of undrawn capacity under its revolving credit facility. However, use of such capacity was subject to the covenants of its other debt agreements. As a result of the completion of the $1.25 billion senior secured note offering of Intelsat Jackson on March 29, 2016, the company currently does not have access to the undrawn capacity under the revolving credit facility, and instead has been relying for liquidity purposes, and intends to rely in the future, on a portion of the net proceeds of the March offering.

We currently expect that during the course of the second quarter of 2016 the same subsidiaries of Intelsat Jackson that currently guarantee its obligations under Intelsat Jackson’s secured credit facility will issue guarantees of the indebtedness under the indenture governing Intelsat Jackson’s 6 5/8% Senior Notes due 2022.

2016 Outlook

Intelsat reaffirmed its revenue and capital expenditures guidance issued on February 22, 2016.

We continue to expect full year 2016 revenue of $2.14 billion to $2.20 billion.

Adjusted EBITDA Guidance: Performance is expected to range from $1.625 billion to $1.675 billion, reflecting lower revenue and increased operating costs as we develop our service infrastructure.

Capital Expenditure Guidance was unchanged:

Guidance	FY 2016	FY 2017	FY 2018

Capital Expenditures	$725M - $800M	$625M - $700M	$425M - $525M

Our capital expenditure guidance includes capitalized interest. The annual classification of capital expenditure and prepayments could be affected by the timing of achievement of contract, satellite manufacturing, launch and other milestones.

Intelsat S.A.

Quarterly Commentary

1Q 2016

The net number of transponder equivalents is expected to increase by a compound annual growth rate (“CAGR”) of 10 percent as a result of the satellites entering service between January 1, 2016 and December 31, 2018. This aligns to the launches of the Intelsat EpicNG high throughput satellites, the first of which entered service in the first quarter of 2016 and the second of which is planned to launch in the third quarter of 2016 and then enter service by year-end 2016.

Cash Taxes: We expect annual cash taxes to be approximately $30 million to $35 million.

Stephen Spengler, Chief Executive Officer, Intelsat S.A.

Jacques Kerrest, Executive Vice President and Chief Financial Officer, Intelsat S.A.

[1]	In this quarterly commentary document, financial measures are presented both in accordance with GAAP and also on a non-GAAP basis. EBITDA, Adjusted EBITDA ( “AEBITDA”), free cash flow from (used in) operations and related margins, adjusted net income and adjusted net income per diluted common share included in this commentary are non-GAAP financial measures. Please see the consolidated financial information found in our earnings release and available on our website for information reconciling non-GAAP financial measures to comparable GAAP financial measures.

Intelsat S.A.

Quarterly Commentary

1Q 2016

Safe Harbor Statement

Statements in this quarterly commentary and certain oral statements made from time to time by our representatives constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this quarterly commentary, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information. Forward-looking statements include: our expectation that the launches of our satellites in the future will position us for growth; our plans for satellite launches in the near to mid-term; our guidance regarding our expectations for our revenue performance, including in our different customer sets, and Adjusted EBITDA performance in 2016; our capital expenditure guidance for 2016 and the next several years; our expectations as to the increased number of transponder equivalents on our fleet over the next several years; our expectations as to the level of our cash tax expenses in the future; and our belief that as we execute on our initiatives, we will build the inventory and service capabilities to allow us to capture future growth, including in emerging opportunities.

Forward-looking statements reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Some of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements include: risks associated with operating our in-orbit satellites; satellite launch failures, satellite launch and construction delays and in-orbit failures or reduced performance; potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches; our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations; possible future losses on satellites that are not adequately covered by insurance; U.S. and other government regulation; changes in our contracted backlog or expected contracted backlog for future services; pricing pressure and overcapacity in the markets in which we compete; our ability to access capital markets for debt or equity; the competitive environment in which we operate; customer defaults on their obligations to us; our international operations and other uncertainties associated with doing business internationally; and litigation. Known risks include, among others, the risks described in Intelsat’s annual report on Form 20-F for the years ended December 31, 2015 and its other filings with the U.S. Securities and Exchange Commission, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular. Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Dianne VanBeber

Vice President, Investor Relations and Communications

dianne.vanbeber@intelsat.com

+1 703-559-7406